UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 25, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN  55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee
Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 25, 2003 and October 26, 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2003 and October 26, 2002, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

April 16, 2004

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 25, 2003	October 26, 2002
Assets
Investments, at fair value	$17,089,910	$14,023,414
Contribution receivable from employer	22,455	22,689
Contribution receivable from participants	28,199	28,235
Net assets available for benefits	$17,140,564	$14,074,338

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2003	October 26, 2002
Additions:
Employer incentive and match contributions	$990,538	$1,096,076
Participant contributions	1,466,426	1,492,724
Investment income	436,276	407,186
	2,893,240	2,995,986

Deductions:
Distributions to participants	1,042,886	686,943
Administrative expenses	42,907	41,099
	1,085,793	728,042

Net realized and unrealized appreciation (depreciation) in aggregate current market value of securities	1,258,779	(1,100,829)
Net additions	3,066,226	1,167,115
Net assets available for benefits at beginning of year	14,074,338	12,907,223
Net assets available for benefits at end of year	$17,140,564	$14,074,338

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 25, 2003

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering certain employees of Rochelle Foods, Inc.; Creative Contract Packaging Company; Park Ten Foods, Ltd.; Fort Dodge Foods, Inc.; Hormel HealthLabs; and Osceola Foods, Inc. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% (16% prior to October 27, 2002) of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy the Internal Revenue Code (the Code) Section 404(c). The company provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 25, 2003 and October 26, 2002 were $124,062 and $22,686, respectively. Cumulative forfeited non-vested accounts as of October 25, 2003 and October 26, 2002 were $60,346 and $88,453, respectively.

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The Company has the right under the plan agreement to reduce, suspend, or discontinue its contribution to the Plan and to terminate the Plan. In the event of termination of the Plan, each participant would become fully vested and the assets of the Plan would be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 5% and 5.75% as of October 25, 2003 and October 26, 2002, respectively. The average yield on the Plan’s investment contract for the years ended October 25, 2003 and October 26, 2002 was 5% and 5.75%, respectively. Fair value of the investment contract was estimated to be approximately 97% and 95% of contract value as of October 25, 2003 and October 26, 2002, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 25, 2003 and October 26, 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $1,258,779 and $(1,100,829), respectively, as follows:

	2003	2002
Net appreciation (depreciation) in fair value during the year:
Mutual funds	$339,456	$(131,101)
Pooled separate accounts	930,576	(977,176)
Nonpooled separate accounts	(11,253)	7,448
	$1,258,779	$(1,100,829)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2003	October 26, 2002
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Fundamental Value Fund	$1,073,726	$836,859
MM Small Core Value Fund	950,470		*
MM Aggressive Growth Fund	910,966		*

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	1,203,956	706,472

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	7,341,591	6,734,828

*Investments did not equal 5% or more of the Plan’s net assets at plan year-end.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 2, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Capital Accumulation Plan

EIN: 36-3889635

Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 25, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Hormel Stock Fund*	7,497 units	$111,340

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	543,437 units	7,341,591

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
High Yield Fund	5,396 units	673,563
MM Small Core Value Fund	8,681 units	950,470
MM Aggressive Growth Fund	19,319 units	910,966
MM Fundamental Value Fund	11,627 units	1,073,726
MM Large Cap Value Fund	6,200 units	801,179
MM Indexed Equity Fund	2,299 units	603,854
Conservative Journey Fund	1,019 units	120,285
MM Core Bond Fund	440 units	567,180
Total pooled separate accounts		5,701,223

Mutual funds:
Manager’s Special Equity Fund	127,868 units	1,203,956
American Funds Euro Pacific Fund	62,103 units	738,914
American Funds Growth R4 Fund	75,242 units	762,227
Total mutual funds		2,705,097

Promissory notes	Various notes from participants bearing interest at 5% to 10.5%, due in various installments through October 2018	1,230,659
Total assets held at end of year		$17,089,910

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 22, 2004	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Auditors